PRICING SUPPLEMENT No. 517C

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-137902

Dated October 28, 2008

100% Principal Protection Absolute Return Barrier Notes

Linked to the MSCI EAFE® Index

Investment Strategies for Uncertain Markets

Deutsche Bank AG, London Branch

$720,800 Notes Linked to the MSCI EAFE® Index due on April 30, 2010

Investment Description

These 100% Principal Protection Absolute Return Barrier Notes Linked to the MSCI EAFE® Index (the “Notes”) provide protected exposure to stocks listed in 21 developed equity markets in Europe, Australasia and the Far East as represented by the MSCI EAFE® Index (the “Index”) by allowing you to benefit from any moderately positive or moderately negative performance of the Index at maturity if the Index closing level remains within the Absolute Return Barrier throughout the Observation Period, as described below. If the Index never closes more than 23.0% above or 23.0% below the Index Starting Level, at maturity you will receive your principal plus a return equal to the Absolute Index Return. Otherwise, at maturity you will receive only your principal and no return on your investment. Principal protection applies only if held to maturity. The 100% principal protection feature applies only if you hold the Notes to maturity. Any payment on the Notes, including the 100% principal protection feature, is subject to the creditworthiness of the Issuer.

Features

❑

Absolute Return Feature—The Notes allow you to benefit from any moderately positive or moderately negative performance over the 18-month term of the Notes if the Index closing levels remain within the Absolute Return Barrier throughout the Observation Period, as described below.

❑

Potential for Equity-Linked Performance—If the Index never closes more than 23.0% above or less than 23.0% below the Index Starting Level, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.

❑	Preservation of Capital—At maturity, you will receive a cash payment equal to at least 100% of your principal.

❑	100% principal protection only applies if the Notes are held to maturity, and is subject to the creditworthiness of the Issuer.

Key Dates

Trade Date	October 28, 2008
Settlement Date	October 31, 2008
Final Valuation Date[1]	April 26, 2010
Maturity Date[1]	April 30, 2010
CUSIP:	25154K 14 8
ISIN:	US251524K1482

[1]	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement.

Security Offering

We are offering 100% Principal Protection Absolute Return Barrier Notes Linked to the MSCI EAFE® Index. If the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, at maturity investors will receive their principal plus a return equal to the Absolute Index Return, up to the Absolute Return Barrier. If the Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, at maturity investors will receive only their principal and no return on their investment.

See “Additional Terms Specific to the Notes” on page 2 of this pricing supplement. The Notes will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement C dated July 15, 2008, underlying supplement No. 7 dated July 23, 2008 and this pricing supplement. See “Key Risks” on page 6 of this pricing supplement and “Risk Factors” beginning on page 7 of product supplement C for risks related to investing in the Notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement, product supplement C and underlying supplement No. 7. Any representation to the contrary is a criminal offense. The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Note	$10.00	$0.175	$9.825
Total	$720,800.00	$12,614.00	$708,186.00
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this pricing supplement.

UBS Financial Services Inc.	Deutsche Bank Securities

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$720,800.00	$28.33

Additional Terms Specific to the Notes

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Notes are a part, and the more detailed information contained in product supplement C dated July 15, 2008 and underlying supplement No. 7 dated July 23, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying supplement No. 7 dated July 23, 2008:

http://www.sec.gov/Archives/edgar/data/1159508/000119312508156402/d424b21.pdf

♦	Product supplement C dated July 15, 2008:

http://www.sec.gov/Archives/edgar/data/1159508/000119312508151136/d424b21.pdf

♦	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek exposure to equity markets, including developed markets in Europe, Australasia and the Far East;

♦	You seek an 18-month investment with a return linked to the absolute return of the Index up to the Absolute Return Barrier;

♦	You seek an investment that offers 100% principal protection, subject to the credit of the issuer, when the Notes are held to maturity;

♦

You believe that the Index will appreciate or depreciate over the Observation Period and that the Index closing level is unlikely to exceed the Upper Index Barrier or fall below the Lower Index Barrier on any trading day during the Observation Period;

♦	You are willing and able to hold the Notes to maturity, and you are aware there may be little or no secondary market for the Notes; and

♦	You do not seek current income from this investment.

♦	You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You believe that the Index closing level is likely to exceed the Upper Index Barrier or fall below the Lower Index Barrier on any trading day during the Observation Period;

♦	You are unwilling or unable to hold the Notes to maturity;

♦	You seek an investment with uncapped return potential;

♦	You seek current income from your investments; or

♦	You seek an investment for which there will be an active secondary market.

♦	You are not willing or are unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the Notes.

Final Terms

Issuer	Deutsche Bank AG, London Branch

Issue Price	$10.00 per Note

Term	18 months

Index	MSCI EAFE® Index

Payment at Maturity

♦   If the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive your principal plus an amount based on the Absolute Index Return, calculated as follows:

$10.00 + ($10.00 x Absolute Index Return)

♦   If the Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive $10.00 per $10.00 Note principal amount.

Absolute Index Return	Absolute value of: Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level	1,110.16, the closing level of the Index on the Trade Date.

Index Ending Level	The closing level of the Index on the Final Valuation Date.

Observation Period	The period starting on (and including) the Trade Date and ending on (and including) the Final Valuation Date.

Absolute Return Barrier	23%

Upper Index Barrier	1,365.50

Lower Index Barrier	854.82

Scenario Analysis and Hypothetical Examples of Payment at Maturity

The table below illustrates the payment at maturity for a $10.00 Note principal amount for a hypothetical range of performance for the Absolute Index Return from -100% to +100% and uses an Index Starting Level of 1,110.16, and an Absolute Return Barrier of 23.0%, an Upper Index Barrier of 1,365.50, and a Lower Index Barrier of 854.82. The following results are based solely on the hypothetical example cited. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

		The Index Never Closes Outside Absolute Return Barrier			The Index Closes Outside Absolute Return Barrier
Index Ending Level	Index Return	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)
2,220.32	100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1,942.78	75.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1,665.24	50.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1,365.50	23.00%	$2.30	$12.30	23.00%	$0.00	$10.00	0.00%
1,287.79	16.00%	$1.60	$11.60	16.00%	$0.00	$10.00	0.00%
1,243.38	12.00%	$1.20	$11.20	12.00%	$0.00	$10.00	0.00%
1,198.97	8.00%	$0.80	$10.80	8.00%	$0.00	$10.00	0.00%
1,154.57	4.00%	$0.40	$10.40	4.00%	$0.00	$10.00	0.00%
1,110.16	0.00%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
1,065.75	-4.00%	$0.40	$10.40	4.00%	$0.00	$10.00	0.00%
1,021.35	-8.00%	$0.80	$10.80	8.00%	$0.00	$10.00	0.00%
976.94	-12.00%	$1.20	$11.20	12.00%	$0.00	$10.00	0.00%
932.53	-16.00%	$1.60	$11.60	16.00%	$0.00	$10.00	0.00%
854.82	-23.00%	$2.30	$12.30	23.00%	$0.00	$10.00	0.00%
555.08	-50.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
277.54	-75.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0.00	-100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases by 12% from the Index Starting Level of 1,110.16 to an Index Ending Level of 1,243.38, and the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single day during the Observation Period. Because the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier, the final payment at maturity is equal to $11.20 per $10.00 Note principal amount, representing a total return of 12% on the Notes.

Payment at maturity per $10.00 Note principal amount = $10.00 + Absolute value of [$10.00 x [(1,243.38 – 1,110.16 ) / 1,110.16 ]] = $11.20

Example 2: The level of the Index decreases by 12% from the Index Starting Level of 1,110.16 to an Index Ending Level of 976.94, and the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single day during the Observation Period. Because the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier, the final payment at maturity is equal to $11.20 per $10.00 Note principal amount, representing a total return of 12% on the Notes.

Payment at maturity per $10.00 Note principal amount = $10.00 + Absolute value of [$10.00 x [(976.94 – 1,110.16 ) / 1,110.16 ]] = $11.20

Example 3: The level of the Index closes above the Upper Index Barrier on at least one day during the Observation Period and ultimately increases by 12% from the Index Starting Level of 1,110.16 to an Index Ending Level of 1,243.38. Because the level of the Index has closed above the Upper Index Barrier, the final payment at maturity is equal to $10.00 per $10.00 Note principal amount regardless of the Index Ending Level.

Payment at maturity per $10.00 Note principal amount = $10.00 + $0 = $10.00

Example 4: The level of the Index closes below the Lower Index Barrier on at least one day during the Observation Period and ultimately decreases by 12% from the Index Starting Level of 1,110.16 to an Index Ending Level of 976.94. Because the level of the Index has closed below the Lower Index Barrier, the final payment at maturity is equal to $10.00 per $10.00 Note principal amount regardless of the Index Ending Level.

Payment at maturity per $10.00 Note principal amount = $10.00 + $0 = $10.00

What are the tax consequences of the Notes?

TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS—You should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” The Notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Under this treatment, regardless of your method of accounting, you generally will be required to accrue interest in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment on the Notes until maturity. Any gain recognized upon a sale, exchange or retirement of the Notes generally will be treated as interest income for U.S. federal income tax purposes. You should consult your tax adviser about special rules that may apply if the Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any day during the Observation Period.

We have determined that the comparable yield is 3.7413% per annum, compounded quarterly. Based on our determination of the comparable yield, the “projected payment schedule” for each $10.00 note principal amount consists of a single payment at maturity equal to $10.57. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount in excess of your principal, if any, that we will pay on the Notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Notes.

For a discussion of certain German tax considerations relating to the Notes, you should refer to the section of the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Purchase Considerations

♦

PRESERVATION OF CAPITAL AT MATURITY—You will receive at least 100% of the principal amount of your Notes provided that you hold the Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

♦

EXPOSURE TO ABSOLUTE RETURN—If the Index closing level never exceeds the Upper Index Barrier and never falls below the Lower Index Barrier, in addition to return of your principal, at maturity you will receive, for each $10.00 Note principal amount, a payment equal to $10.00 x the Absolute Index Return. The Absolute Index Return is the absolute value of the Index return, and thus is positive regardless of whether the Index return is positive or negative. Thus, the Notes provide higher returns when the Index closing levels during the Observation Period remain between the Upper Index Barrier and the Lower Index Barrier (i.e., within the Absolute Return Barrier) than when there are large movements, whether positive or negative, in the Index level that cause the Index closing level to exceed the Upper Index Barrier or fall below the Lower Index Barrier on any trading day during the Observation Period.

♦

RETURN LINKED TO THE PERFORMANCE OF THE MSCI EAFE® INDEX—The return on the Notes is linked to the performance of the MSCI EAFE® Index. The MSCI EAFE® Index is intended to provide a performance benchmark for 21 developed equity markets in Europe, Australasia and the Far East.

Key Risks

♦

MARKET RISK—The return on the Notes at maturity, if any, is linked to the performance of the Index and will depend on whether the Index closing level ever exceeds the Upper Index Barrier or falls below the Lower Index Barrier during the Observation Period and the magnitude of the Absolute Index Return. YOU WILL RECEIVE ONLY THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY, SUBJECT TO THE CREDIT OF THE ISSUER, IF THE ABSOLUTE INDEX RETURN IS ZERO OR IF THE INDEX CLOSING LEVEL EXCEEDS THE UPPER INDEX BARRIER OR FALLS BELOW THE LOWER INDEX BARRIER ON ANY SINGLE TRADING DAY DURING THE OBSERVATION PERIOD.

♦

PRINCIPAL PROTECTION ONLY IF YOU HOLD THE NOTES TO MATURITY—You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.

♦

THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT, SUBJECT TO THE CREDIT OF THE ISSUER—You may receive a lower payment at maturity than you would have received if you had invested in the Index, the component stocks underlying the Index or contracts related to the Index. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single trading day during the Observation Period, the return on the Notes will be zero, and you will receive only your principal amount at maturity.

♦

CREDIT OF THE ISSUER — The Notes are senior unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG may affect the market value of the Notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the principal protection or any other amount owed to you under the terms of the Notes.

♦

THE ABSOLUTE RETURN BARRIER FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY—Your investment in the Notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the performance of the Index is limited by the Absolute Return Barrier feature of the Notes. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single trading day during the Observation Period, the return on the Notes will not be determined by reference to the Absolute Index Return even though the Absolute Index Return may reflect significant appreciation or depreciation in the Index over the term of the Notes (the Absolute Index Return is the absolute value of the Index return, and thus is positive regardless of whether the Index return is positive or negative). Because the Absolute Return Barrier is 23.0% of the Index Starting Level, the maximum return on the Notes is limited to 23.0% of the principal amount.

♦

OWNING THE NOTES IS NOT THE SAME AS OWNING THE APPLICABLE INDEX OR BASKET INDICES—The return on your Notes may not reflect the return you would realize if you actually owned the applicable index or basket indices. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Notes.

♦

NO PERIODIC INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS—As a holder of the Notes, you will not receive periodic interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

♦

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or our affiliates or agents will be willing to purchase Notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the original issue price and any such sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Notes to maturity.

♦

NON-U.S. SECURITIES MARKETS RISK—The stocks included in the Index that are generally tracked by the Index have been issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the Notes linked to this Index.

♦

THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK—Because the closing prices of the component stocks underlying the Index are converted into U.S. dollars for purposes of calculating the value of the Index, you will be exposed to currency exchange rate risk with respect to each of the currencies in which the component stocks trade. The return on an index composed of the component stocks underlying the Index where the closing price is not converted into U.S. dollars can be significantly different from the return on the Index. Exposure to currency changes will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weights of the component stocks in the Index denominated in each such currency. The devaluation of the U.S. dollar against the currencies in which the component stocks underlying the Index trade will result in an increase in the value of the Index. Conversely, if the U.S. dollar strengthens against such currencies, the value of the Index will be adversely affected. Fluctuations in currency exchange rates can have a continuing impact on the value of the Index and may significantly decrease the value of your Notes.

♦

LACK OF LIQUIDITY—The Notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates or agents intend to offer to purchase the Notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates or agents are willing to buy the Notes.

♦

WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT MAY BE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES—Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Index to which the Notes are linked.

♦

POTENTIAL CONFLICTS—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

POTENTIAL DEUTSCHE BANK IMPACT ON PRICE—Trading or transactions by Deutsche Bank or its affiliates in the Index and/or over-the counter options futures or other instruments with return linked to the performance of the Index, may adversely affect the market price of the Index, and therefore, the market value of the Notes.

♦

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

♦	whether the Index has closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period;

♦	the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies of the nations in which the companies included in the MSCI EAFE® Index are domiciled;

♦	the expected volatility of the Index;

♦	the time to maturity of the Notes;

♦	the market price and dividend rate on the component stocks underlying the Index;

♦	interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	the composition of the Index and any changes to the component stocks underlying it;

♦	supply and demand for the Notes; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The MSCI EAFE® Index

The MSCI EAFE® Index is intended to provide performance benchmarks for 21 developed equity markets in Europe, Australasia and the Far East, namely those of Australia, New Zealand, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. As discussed more fully in underlying supplement No. 7 under the heading “The MSCI EAFE® Index,” the performance of the MSCI EAFE® Index is a free float weighted average of the U.S. dollar values of all of the equity securities (the “component securities”) constituting the MSCI indices for the 21 selected countries (the “component country indices”). Each component country index is a sampling of equity securities across industry groups in such country’s equity markets. MSCI aims to include in its international indices 85% of the free float-adjusted market capitalization in each industry group, within each country.

You can obtain the level of the MSCI EAFE® Index at any from the Bloomberg Financial Markets page “MXEA <Index> <GO>” or from the MSCI website at www.mscibarra.com.

The graph below illustrates the performance of the MSCI EAFE® Index from January 1, 1998 to October 28, 2008. The historical levels of the MSCI EAFE® Index should not be taken as an indication of future performance. The Upper Index Barrier of 1,365.50 and Lower Index Barrier of 854.82, are shown on the graph assuming an Index Starting Level of 1,110.16 , which was the closing level of the MSCI EAFE® Index on October 28, 2008, and an Absolute Return Barrier of 23.0% .

The information on the MSCI EAFE® Index provided in this pricing supplement should be read together with the discussion under the heading “The MSCI EAFE® Index” in underlying supplement No. 7. Information contained in the MSCI website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.

Supplemental Underwriting Information

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.175 per $10.00 Note principal amount. We have agreed that UBS Financial Services Inc. may sell all or part of the Notes that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement minus a concession not to exceed the discounts and commissions indicated on the cover. See “Underwriting” in the accompanying product supplement C.